LIONTREE ADVISORS LLC
SEC ID No. 8-69097

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PUBLIC DOCUMENT
Filed pursuant to Rule 17a-5(e)(3)

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SEC FILE NUMBER
8-69097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LionTree Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

745 Fifth Avenue, 15th Floor
(No. and Street)

New York	NY	10151
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Janice Parise	212-751-4422	Jparise@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ehren Stenzler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LionTree Advisors LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WENDY K. MODLIN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 4987120
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES MAR 29, 2027

Signature: [signature]

Title:
Managing Partner

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LIONTREE ADVISORS LLC



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Partners and Member of LionTree Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LionTree Advisors LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 3, 2025

We have served as the Company's auditor since 2012.

LIONTREE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	20,298,566
Securities owned, at fair value		40,931,389
Accounts receivable		8,200,462
Other assets		88,358
TOTAL ASSETS	$	69,518,775

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	56,771
Deferred revenues		1,000,000
Due to Ultimate Parent		8,591,468
Due to UK affiliate		2,411,119
TOTAL LIABILITIES		12,059,358
Commitments and Contingencies (See Note 8)		
MEMBER'S EQUITY		57,459,417
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	69,518,775

The accompanying notes are an integral part of this financial statement

NOTE 1   DESCRIPTION OF ORGANIZATION AND BUSINESS

LionTree Advisors LLC (the "Company") provides investment banking services including financial advisory services, underwriting participant, private placement agent and similar services. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by LionTree Advisory Holdings LLC (the "Parent", or "Member"), which is wholly owned by LionTree LLC (the "Ultimate Parent").

LionTree Advisors UK LLP (the "UK affiliate") provides corporate finance advisory services in the UK and the European Economic Area ("EEA"). The UK affiliate is authorised and regulated by the Financial Conduct Authority ("FCA").

The Ultimate Parent and its subsidiaries, including the Company and the UK affiliate is referred to as "LionTree".

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Accounts Receivable

Accounts receivable are comprised of receivables for advisory and underwriting revenue and reported net of an allowance for expected credit losses. The Company evaluates collectability of its accounts receivable and determines if an allowance for credit losses is necessary based on historical payment information, known customer financial concerns, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. The Company determined there is no allowance for expected credit losses at December 31, 2024. The accounts receivable balance was $1,295,166 at December 31, 2023 and $8,200,462 at December 31, 2024.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (1) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Advisory fees:

The Company provides advisory services related to corporate finance activities such as mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, and the pricing of securities to be issued. The Company enters into agreements with institutional clients, written or otherwise, whereby the Company provides advisory services to clients in exchange for fees. The determination and identification of distinct performance obligations in such agreements may require judgment. Revenue is recognized as the Company satisfies performance obligations. This occurs when promised services are provided to customers in an amount that reflects the consideration the Company expects to receive in exchange for such services. Revenue for advisory services is recognized over time when the services are simultaneously provided by the Company and consumed by the client. For certain contracts, the consideration included in the transaction price is variable and is constrained until it is probable that a significant reversal of revenue will not occur. In some circumstances, significant judgment is needed to determine the timing and measurement of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities which are recorded in deferred revenue on statement of financial condition.

From time to time, the Company receives consideration from investment banking clients in a noncash form (i.e., securities). The Company reflects securities received as noncash consideration at fair value. These securities are carried at fair value.

Underwriting fees:

The Company underwrites securities for business entities seeking to raise funds through a sale of securities to public or private markets. Revenues are earned from fees arising from securities offering in which the Company acts as a co-managing underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The following is a roll forward of the deferred revenue (contract liability) associated with revenue recognition:

Balance at December 31, 2023	$0
Increase in deferred revenues (contract liabilities) for current period	$1,000,000
Balance at December 31, 2024	$1,000,000

Generally, performance obligations in connection with investment banking services will be settled within one year; therefore, the Company has elected to apply the practical expedient in ASC 606-10-50-14.

Cash and Cash Equivalents

The Company considers amounts held in money market accounts with original maturities equal to less than three months at the time of purchase to be cash equivalents.

Fair Value Hierarchy

U.S. GAAP establishes a hierarchy that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs when determining Fair Value estimates. Fair value is defined as the price that would be received to sell an asset or aid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Hierarchy (continued)

The recorded amounts of cash equivalents approximate their fair value due to the short-term nature of these financial assets and are categorized in Level 1. The recorded amounts of accounts receivable, other assets, accounts payable, payable to Ultimate Parent and the UK affiliate, approximate fair value and are categorized in Level 2 due to their short term nature.

Exchange-traded equity securities are measured at fair value based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy. There are no equity securities as of December 31, 2024.

Securities Owned

Securities owned consists of U.S. Treasury Bills at fair value and are classified as Level 1 securities within the fair value hierarchy. For the year ended December 31, 2024 the Company did not have any transfer between levels.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The new guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The new standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The requirements are effective for annual reporting periods beginning on January 1, 2024, and are required to be applied retrospectively. The Company has adopted the additional disclosure requirements under ASU 2023-07.

NOTE 3   RELATED PARTY TRANSACTIONS

Pursuant to an administrative service agreement (the "Agreement") between the Company and the Ultimate Parent, the Company accrues a monthly administrative fee for utilizing certain resources of the Ultimate Parent. As of December 31, 2024, the Company owes the Ultimate Parent $8,591,468 related to this Agreement and for expenses reimbursed by clients but incurred by the Ultimate Parent on behalf of the Company.

The Company made a cash distribution to the Ultimate parent of $11,000,000. These distributions are reflected in the Member's equity section on the statement of financial condition.

As of December 31, 2024, the Company owes the UK affiliate $ 2,411,119 related to transfer pricing.

NOTE 4   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placements of securities, receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and investment banking advisory activity, and acting as an intermediary between issuers and underwriters in connection with firm commitment and best efforts underwriting. The Company has identified its Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition.

NOTE 5   REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and is therefore subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-l which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. At December 31, 2024, the Company's net capital was $49,093,828, which was $48,843,828 in excess of its minimum requirement of $250,000.

NOTE 6   CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts.

NOTE 7   INCOME TAXES

In accordance with ASC Topic 740, Simplifying the Accounting for Income Taxes, there was no impact to the Company's financial statement as the Company is a single member limited liability company and is treated as disregarded entity for federal, state and city income tax purposes; therefore, it does not incur income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the Member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

NOTE 8   COMMITMENTS AND CONTINGENCIES

In connection with investment banking services, the Company may from time to time provide underwriting commitments to clients in connection with capital raising transactions. As of December 31, 2024, the Company had no commitments.

In the ordinary course of business, various legal actions may be taken against the Company. Management believes, based on currently available information, that the results of such matters, in the aggregate, is not expected to have a material adverse effect on the Company's financial statement.

NOTE 9   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in these financial statements through the date of this report and determined that there are no subsequent events requiring adjustments to or disclosure in the financial statements except for a $25,000,000 cash distribution to the Ultimate Parent in January 2025.